EXHIBIT 99.2

GENTERRA CAPITAL INC.

INTERIM REPORT

Notice to Reader
Management has compiled the unaudited interim financial information of Genterra Capital Inc. consisting of the interim consolidated balance sheet as at June 30, 2011 and the interim consolidated statement of operations, other comprehensive income and retained earnings and the interim consolidated statement of cash flows for the nine-month period then ended.  An accounting firm has not reviewed or audited this interim financial information.

GENTERRA CAPITAL INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	June 30	September 30
	2011	2010
ASSETS

CURRENT
Cash and cash equivalents	$18,214,534	$17,787,741
Marketable securities	4,855,326	4,676,175
Accounts receivable	412,947	384,609
Prepaid expenses and deposits	194,365	267,408
Current portion of notes receivable	-	59,790
Future income taxes	-	3,623

	23,677,172	23,179,346

UNREALIZED RENTAL INCOME	103,891	31,642

NOTE RECEIVABLE	522,000	-

RENTAL REAL ESTATE PROPERTIES	15,318,590	17,336,366

INTANGIBLE ASSETS	367,690	400,269

FUTURE INCOME TAXES	223,102	268,820

	$40,212,445	$41,216,443

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$654,096	$752,699
Income taxes payable	23,971	52,684
Current portion of long-term debt	2,236,400	2,482,475

	2,914,467	3,287,858

LONG-TERM DEBT	-	583,474

FUTURE INCOME TAXES	1,724,056	1,911,685

INTANGIBLE LIABILITIES	8,776	18,372

RETRACTABLE PREFERENCE SHARES	5,037,012	5,135,616

	9,684,311	10,937,005

SHAREHOLDERS' EQUITY

CAPITAL STOCK	17,432,461	17,432,461

CONTRIBUTED SURPLUS	562,398	562,398

RETAINED EARNINGS	12,533,275	12,284,579

	30,528,134	30,279,438

	$40,212,445	$41,216,443

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	June 30		June 30
	2011	2010	2011	2010

Balance at beginning of period	$12,803,629	$13,335,632	$12,284,579	$13,372,509

Excess of cost of shares over stated value purchased from dissenting
shareholders for cancellation	-	(489,388)	-	(489,388)

Net income (loss) for the period	(270,354)	(209,592)	248,696	(246,469)

Balance at end of period	$12,533,275	$12,636,652	$12,533,275	$12,636,652

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	June 30		June 30
	2011	2010	2011	2010

REVENUE
Rent	$782,996	$459,168	$2,428,202	$459,168

EXPENSES
Administrative and general	239,780	274,451	734,518	599,154
Rental real estate operating expenses	614,171	214,521	1,607,662	214,521
	853,951	488,972	2,342,180	813,675

INCOME (LOSS) BEFORE THE FOLLOWING	(70,955)	(29,804)	86,022	(354,507)

Amortization	127,884	123,083	403,741	123,083
Dividends on retractable preference shares	97,531	55,733	292,596	55,733
Interest on long-term debt	25,894	20,555	89,648	20,555
	251,309	199,371	785,985	199,371

LOSS FROM OPERATIONS	(322,264)	(229,175)	(699,963)	(553,878)

OTHER INCOME AND EXPENSES
Interest income	86,809	44,128	233,272	85,783
Investment income (loss)	(120,227)	(86,310)	266,040	78,959
Impairment gain (loss) on receivables	(2,394)	(18,069)	(43,199)	5,362
Gain on sale of rental real estate property	-	-	473,895	-
Equity income (loss) of significantly influenced company	-	415	-	(523)
	(35,812)	(59,836)	930,008	169,581

INCOME (LOSS) BEFORE INCOME TAXES	(358,076)	(289,011)	230,045	(384,297)

Income taxes (recovery)
Current	3,714	16,840	140,687	(2,626)
Future	(80,911)	(96,259)	(138,288)	(93,102)
	(77,197)	(79,419)	2,399	(95,728)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(280,879)	(209,592)	227,646	(288,569)

Deferred gain on sale of former consolidated subsidiary	10,525	-	21,050	42,100

NET INCOME (LOSS) FOR THE PERIOD, ALSO BEING
COMPREHENSIVE INCOME (LOSS)	$(270,354)	$(209,592)	$248,696	$(246,469)

EARNINGS (LOSS) PER SHARE (Basic and diluted)
Continuing operations	$(0.03)	$(0.03)	$0.02	$(0.04)

Discontinued operations	$0.00	$0.00	$0.00	$0.01

Net income (loss)	$(0.03)	$(0.03)	$0.02	$(0.03)

Weighted average number of shares
Basic and diluted	9,389,015	7,599,585	9,389,015	5,917,466

The effect on earnings per share of the conversion of the Class A preference shares is anti-dilutive and therefore not disclosed.

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended June 30		Nine months ended June 30
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net income (loss) for the period from continuing operations	$(280,879)	$(209,592)	$227,646	$(288,569)
Items not affecting cash:
Gain on sale of rental real estate property	-	-	(473,895)	-
Amortization	127,884	123,083	403,741	123,083
Dividends on retractable preference shares	97,531	55,733	292,596	55,733
Future income taxes	(80,911)	(96,259)	(138,288)	(93,102)
Unrealized loss (gain) on marketable securities	100,489	59,322	(83,935)	(167,206)
Unrealized rental income	(17,152)	-	(72,249)	-
Accretion interest on discounted note receivable	(16,869)	(18,069)	(52,018)	(52,603)
Amortization of intangible assets and liabilities	7,660	-	22,983	-
Impairment loss (gain) on receivables	2,394	18,069	28,583	(5,362)
Equity (income) loss of significantly influenced company	-	(415)	-	523
	(59,853)	(68,128)	155,164	(427,503)
Change in non-cash components of working capital
Accounts receivable	(57,758)	351,966	(28,338)	353,084
Prepaid expenses and deposits	(237)	585,025	73,043	425,698
Accounts payable and accrued liabilities	(76,013)	(403,637)	(98,603)	(229,460)
Income taxes payable	(42,579)	(1,130,763)	(28,713)	(1,147,801)
	(236,440)	(665,537)	72,553	(1,025,982)

FINANCING ACTIVITIES
Redemption of shares held by dissenting shareholders	-	(2,141,464)	-	(2,141,464)
Dividends paid on Class A preference shares	(391,200)		(391,200)	-
Redemption of preference shares	-	-	-	(138,839)
Repayment of long-term debt	(64,770)	(25,371)	(829,549)	(25,371)
	(455,970)	(2,166,835)	(1,220,749)	(2,305,674)

INVESTING ACTIVITIES
Cash acquired on acquisition of Genterra Inc.	-	7,255,426	-	7,255,426
Proceeds from sale of rental real estate property	-	-	2,087,930	-
Transactions costs	-	(747,289)	-	(747,289)
Increase in notes receivable	(522,000)	-	(522,000)	-
Proceeds from notes receivable	25,000	147,200	104,275	247,265
Proceeds from (additions to) marketable securities	48,363	49,330	(95,216)	124,854
	(448,637)	6,704,667	1,574,989	6,880,256

CHANGE IN CASH AND CASH EQUIVALENTS	(1,141,047)	3,872,295	426,793	3,548,600

CASH AND CASH EQUIVALENTS, beginning of period	19,355,581	14,276,459	17,787,741	14,600,154

CASH AND CASH EQUIVALENTS, end of period	$18,214,534	$18,148,754	$18,214,534	$18,148,754

Cash and cash equivalents consist of cash balances with banks and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks			$3,289,534	$798,754
Money market instruments			14,925,000	17,350,000
Total cash and cash equivalents			$18,214,534	$18,148,754

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:
Income taxes paid	$45,736	$1,158,136	$169,539	$1,166,798
Interest paid	$26,146	$11,779	$93,072	$11,779

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(IN CANADIAN DOLLARS)

Genterra Capital Inc. (“GCI” or the “Company”) is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada.

The accompanying unaudited interim consolidated financial statements for the nine months ended June 30, 2011 have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements for the period ended September 30, 2010.

These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the period ended September 30, 2010.

Amalgamation
On May 10, 2010 Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI) amalgamated (the "Amalgamation") and continue under the name “Genterra Capital Inc.” with a fiscal year-end of September 30.

The Amalgamation was accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI were recorded in the accounts of the Company at their carrying values and the net assets of Genterra were recorded at fair value. The results of operations for the three and nine months ended June 30, 2011 include the operations of the combined entity, while the results for the three and nine months ended June 30, 2010 include the results for CMI only.

In the process relating to the Amalgamation, the Company disqualified 612,600 shares from the dissent process where it determined that the dissent in respect of these shares was not registered and pursued in compliance with the requirements of Section 185 of the Ontario Business Corporations Act (“OBCA”). The Company filed a claim with the Superior Court of Justice and amongst other things, requested a declaration that the holder of these shares was not a dissenting shareholder for the purposes of Section 185 of the OBCA and was not entitled to receive fair value for such shares. The claimant in respect of these shares subsequently applied for and was granted partial summary judgement by the Ontario Superior Court of Justice for the Company to pay him an amount of $2.53 per share which is the amount paid to shareholders, who in the opinion of the Company, had complied with the requirements of Section 185 of the OBCA. The Company does not agree with this decision and intends to file an appeal with the Court of Appeal of Ontario.

Transition to International Financial Reporting Standards ("IFRS")
In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of the year ending September 30, 2012 for which the current and comparative information will be prepared under IFRS.

GENTERRA CAPITAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(IN CANADIAN DOLLARS)

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has completed the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing and prepared a comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities is in the process of being completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company is in the process of completing its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements.

Recent Accounting Pronouncements
In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These new standards will be effective for financial statements related to fiscal years beginning on or after January 1, 2011. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Sale of Rental Real Estate Property
During the six months ended June 30, 2011, the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario was sold for gross proceeds of $2,087,930 and the first mortgage of $619,098 relating to this property was repaid. The transaction resulted in a net gain of $473,895.